Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	MAY 11, 2016
Management's Discussion and Analysis
This management's discussion and analysis ("MD&A") of the consolidated operating results and financial position of Caledonia Mining Corporation Plc ("Caledonia" or the "Company") is for the quarter ended March 31, 2016 ("Q1 2016" or the "Quarter").  It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the quarter ended March 31, 2016 ("the Unaudited Condensed Consolidated Interim Financial Statements") which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia's website at www.caledoniamining.com.  The Unaudited Condensed Consolidated Interim Financial  Statements and related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.  In this MD&A, the terms "Caledonia", the "Company", "we", "our" and "us" refer to the consolidated operations of Caledonia Mining Corporation and our subsidiaries unless otherwise specifically noted or the context requires otherwise.
Note that all currency references in this document are to US Dollars, unless otherwise stated.

TABLE OF CONTENTS
1.	Overview
2.	Highlights
3.	Summary Financial Results
4.	Operations at the Blanket Gold Mine, Zimbabwe
4.1.	Safety, Health and Environment
4.2.	Social Investment and Contribution to the Zimbabwean Economy
4.3.	Gold Production
4.4.	Underground
4.5.	Metallurgical Plant
4.6.	Production Costs
4.7.	Capital Projects
4.8.	Indigenisation
4.9.	Opportunities and Outlook
5.	Exploration and Project Development
5.1.	Blanket Exploration
5.2.	Blanket Satellite Prospects
6.	Investing
7.	Financing
8.	Liquidity and Capital Resources
9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies
10.	Non-IFRS Measures
11.	Related Party Transactions
12.	Critical Accounting Policies
13.	Financial Instruments
14.	Dividend Policy and Other Shareholder Information
15.	Securities Outstanding
16.	Risk Analysis
17.	Forward-Looking Statements
18.	Controls
19.	Qualified Person

1.	OVERVIEW
Caledonia is an exploration, development and mining corporation focused on Southern Africa.  Following the implementation of indigenisation at the Blanket Mine ("Blanket" or the "Blanket Mine") in September 2012, Caledonia's primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe.  Caledonia continues to consolidate Blanket, as explained in Note 5 to the Unaudited Condensed Consolidated Interim Financial Statements, accordingly operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified.  Caledonia's shares are listed in Canada on the Toronto Stock Exchange (symbol - "CAL"), on London's AIM (symbol - "CMCL") and are also traded on the American OTCQX (symbol - "CALVF").

2.	HIGHLIGHTS
	Q1 2015	Q1 2016	Comment
Gold produced (oz)	9,960	10,822	8.7% increase in production due to higher ore production following the completion of the Tramming Loop in 2015and improved recovery, offset by a slightly lower grade.
On-mine cost ($/oz)[1]	716	689	3.8% decrease as fixed costs are spread across higher production and sales ounces
All-in Sustaining Cost ($/oz) ("AISC")	985	950	3.6% decrease as fixed costs are spread across higher production and sales ounces
Average realised gold price ($/oz)	1,198	1,166	Lower realised gold price reflects the prevailing gold price in the Quarter
Gross profit [2]	3,748	3,888	3.7% increase due to increased production and sales and a lower average cost per ounce, offset by the lower realised gold price
Net profit attributable to shareholders	1,256	543	Net profit is after a deferred tax charge of $909,000 at Blanket, which reflects the continued high level of capital investment
Adjusted basic earnings per share ("EPS")[3] (cents)	2.6	2.7	Adjusted EPS excludes non-cash items such as deferred taxation
Net cash and cash equivalents	20,640	8,841	Net cash at March 31, 2016 includes an overdraft of $4,673,000 held by Blanket in Zimbabwe. Lower net cash reflects the continued investment at Blanket in terms of the Revised Investment Plan.
Cash from operating activities	1,333	1,749	31% increase in cash from operating activities due to increased sales volumes, lower unit costs of production and lower tax payments

US Dollar Reporting
On December 16, 2015 Caledonia advised that the reporting currency for all future financial reporting commencing with the financial results for the quarter and year ended December 31, 2015 will be the United States dollar instead of the Canadian dollar.  This change is made in order to better report the true performance of its business.   All of the revenues and operating costs at the Blanket Mine in Zimbabwe are denominated in US dollars.  A small proportion of Caledonia's costs are denominated in South African rands and Canadian dollars.

1 Non-IFRS measures such as "On-Mine Cost per ounce", "AISC" and "average realised gold price" are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia's ordinary trading performance.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

Dividend Policy and Shareholder Matters
On November 25, 2013 Caledonia announced a revised dividend policy in terms of which it paid a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid thereafter.
Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States Dollars, the quarterly dividends that were paid at the end of January and April 2016 were declared and denominated in United States Dollars as 1.125 United States cents.  A quarterly dividend of 1.125 United States cents, or 4.5 United States cents per annum, represents Caledonia's revised dividend policy.
It is currently envisaged that the existing dividend policy of 4.5 United States cents per annum will be maintained in 2016.

Hedging
In February 2016, the Company entered into a hedge in respect of 15,000 ounces of gold over a period of 6 months.  The hedge protects the Company if the gold price falls below $1,050 per ounce but gives Caledonia full participation if the price of gold exceeds $1,079 per ounce. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment.
The derivative financial liability is measured at fair value and resulted in an expense of $435,000 included in profit or loss. Of the $435,000 expense recognised, $145,000 has realised as at March 31, 2016. The Company has the intention to settle the expense with the $435,000 margin call deposited with the hedge counter-party.   Blanket continues to sell all of its gold production to Fidelity Printers and Refiners Ltd ("Fidelity"), as required by Zimbabwean legislation, and receives the spot price of gold less an early settlement discount of 1.25%.  The maximum cost of the hedge to Caledonia is $435,000, being 15,000 ounces at $29 per ounce.

Re-domicile from Canada to Jersey, Channel Islands
On February 18, 2016 a Special Meeting of Caledonia's shareholders voted to approve the continuance (the "Continuance") of the Company from Canada to Jersey, Channel Islands.  Caledonia's Board of Directors subsequently resolved to proceed with the proposed Continuance which became effective on March 19, 2016, whereupon the Company also adopted new charter documents and changed its name to Caledonia Mining Corporation Plc.  Following the Continuance, Caledonia is domiciled in Jersey, Channel Islands, for legal and tax purposes; Caledonia's shares (or depository interests) continue to be listed and traded on the Toronto Stock Exchange and on AIM and they continue to be traded on the OTCQX in the USA.

LTIP Award
Pursuant to the approval of the Omnibus Equity Incentive Plan (the "Plan") by Shareholders at the annual shareholder meeting on May 14, 2015, the Company made Long Term Incentive Plan ("LTIP") awards to certain executives in the form of Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") in the Quarter which resulted in a charge of $90,000.  The LTIP awards are intended to create a high degree of alignment between the remuneration of the Company's senior management team and the interests of shareholders.  80% of the award value for each participant is made up of PSUs.  The final number of PSUs which vest on maturity will be adjusted to reflect the actual performance of the Company in terms of three criteria: progress on the sinking of the Central Shaft; gold production and production costs.  The number of RSU's (which make up 20% of the total award for each participant) that vest will not change according to performance.

Strategy and Outlook
Caledonia's strategic focus continues to be the implementation of the Revised Investment Plan at Blanket, which was announced in November 2014 and is expected to extend the life of mine by providing access to deeper levels for production and further exploration. Caledonia's board and management believe the successful implementation of the Revised Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket's long term future.

3. SUMMARY FINANCIAL RESULTS
The table below sets out the consolidated profit and loss for the quarter ended March 31, 2016 and 2015 prepared under IFRS.
Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income ($'000's)
	3 months ended March 31
	2016 $	2015

Revenue	13,423	12,916
Royalty	(672)	(647)
Production costs	(8,042)	(7,683)
Depreciation	(821)	(838)
Gross profit	3,888	3,748
Other income	56	8
Administrative expenses	(1,437)	(1,630)
Foreign exchange gain	28	505
Cash settled share based payment	(90)	-
Margin call on gold hedge	(435)	-
Operating profit	2,010	2,631
Net finance cost	(36)	(36)
Profit before tax	1,974	2,595
Tax expense	(1,126)	(968)
Profit for the period	848	1,627

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	104	(330)
Total comprehensive income for the period	952	1,297

Profit attributable to:
Shareholders of the Company	543	1,256
Non-controlling interests	305	371
Profit for the period	848	1,627

Total comprehensive income attributable to:
Shareholders of the Company	647	926
Non-controlling interests	305	371
Total comprehensive income for the period	952	1,297

Earnings per share (cents)
Basic	1.0	2.3
Diluted	1.0	2.3
Adjusted earnings per share (cents) (i)
Basic	2.7	2.6
(i)	Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia's ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures

Revenues in the Quarter were 3.9% higher than Q1 2015 (the "comparable quarter") due to a 6.7% increase in ounces sold from 10,773 ounces in Q1 2015 to 11,498 in the Quarter, the effect of which was offset by a 2.7% reduction in the average realised price of gold from $1,198 per ounce in Q1 2015 to $1,166 per once in the Quarter.  Sales in the Quarter include 676 ounces of work-in-progress brought forward from December 2015 (813 ounces in Q1 2015); there was no work-in-progress at the end of the Quarter. The royalty rate payable to the Zimbabwean government remained unchanged at 5%.
Production costs increased by 4.6% due to increased production and sales.  The cost per tonne milled in the Quarter fell by 3.3% compared to the comparable quarter and the all-in sustaining cost per ounce of gold sold fell by 3.5% because fixed costs were spread over higher production tonnage and higher sales following the completion of the Tramming Loop in the middle of 2015.
Notwithstanding the continued investment in fixed assets in terms of the Revised Investment Plan, the depreciation charge was lower than the comparable quarter because depreciation of the capital investment in the Central Shaft will only commence when production from Central Shaft commences in mid-2018.
Administrative expenses were lower following measures taken in 2015 to reduce overheads, including the closure of operations in Zambia.  Administrative expenses in the Quarter include legal and professional consulting expenses relating to the Company's re-domicile from Canada to Jersey, Channel Islands which was effected in the Quarter.
During the Quarter, following the re-domicile from Canada to Jersey, Channel Islands the functional currency of the Company was changed from Canadian dollars to US dollars.  Thus foreign exchange movements in the profit and loss in the Quarter and henceforth will only relate to gains and losses arising on US dollar-denominated cash balances and inter-company loans which are held by CMSA (which has the South African rand as its functional currency) and rand-denominated intercompany loans which are held by the Company.
Pursuant to the approval of the Omnibus Equity Incentive Plan (the "Plan") by Shareholders at the annual shareholder meeting on May 14, 2015, the Company made Long Term Incentive Plan ("LTIP") awards in the Quarter to certain executives in the form of Restricted Share Units ("RSUs") and Performance Share Units ("PSUs").  The LTIP awards are intended to create a high degree of alignment between the remuneration of the Company's senior management team and the interests of shareholders. Accordingly, 80% of the award value for each participant is made up of PSUs.  The final number of PSUs which vest on maturity of the award will be adjusted to reflect the actual performance of the Company in terms of three criteria: progress on the sinking of the Central Shaft; gold production and production costs.  The number of RSU's (which make up 20% of the total award for each participant) that vest will not change according to performance.   Initial LTIP awards were made in the Quarter covering the 3 years 2016 to 2018; further PSU awards relating to 2019 and 2020 will be made on the third and fourth anniversaries of the initial grants at which time new performance criteria will be established.  To avoid equity dilution for shareholders, RSUs and PSUs will be settled in cash, reflecting the prevailing Company share price at the maturity of the award and no shares will be issued as a result of the LTIP awards.  The LTIP awards in the Quarter resulted in a charge of $90,000.  Further information on the calculation of the charge is set out in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements.
The margin call on the gold hedge is the entire potential cost of the hedge which was entered into during the Quarter in respect of 15,000 ounces of gold over the period from 10 February to early July 2016.  The maximum cost of the hedge is $29 per hedged ounce which is the difference between the collar value of $1,050 per ounce and the cap value of $1,079 per ounce.  Caledonia retains full upside participation at a gold price above $1,079 per ounce.  Margin calls will be deducted from the margin that Caledonia has already deposited with the hedge counter-party. There will be no further adverse cash flow effect arising from the hedge.
The tax expense comprises $909,000 of deferred tax at Blanket due to the difference between the accounting tax treatments of capital investment, $148,000 of Zimbabwean withholding tax on the payment of management fees from Blanket to Caledonia Mining South Africa (Pty) Ltd ("CMSA") and $69,000 of South African income tax on inter-company profits at CMSA.
The non-controlling interest is 16.2% of the net profit of Blanket which is attributable to Blanket's Indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation.  This is explained in Note 5 of the Unaudited Condensed Consolidated Interim Financial Statements.

The adjusted earnings per share is a non-IFRS measure which reflects Caledonia's ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses and non-cash items such as the charges in respect of deferred tax and non-recurring expenses such as the Zambian administrative expenses which were incurred in the comparative quarter.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
Risks that may affect Caledonia's future financial condition are discussed in Section 16 of the MD&A.
The table below sets out the consolidated statements of cash flows for the quarter to March 31, 2016 and 2015 prepared under IFRS.

Condensed Consolidated Statement of Cash Flows (unaudited) ($'000's)
	3 months ended March 31
	2016	2015
Cash flows from operating activities
Cash generated from operations	1,933	1,778
Net interest paid	(36)	(25)
Tax paid	(148)	(420)
Net cash from operating activities	1,749	1,333

Cash flows from investing activities
Acquisition of Property, plant and equipment	(3,304)	(3,111)
Proceeds from property, plant and equipment	56	-
Net cash used in investing activities	(3,248)	(3,111)

Cash flows from financing activities
Dividends paid	(598)	(664)
Share issues	58	-
Net cash used in financing activities	(540)	(664)

Net decrease in cash and cash equivalents	(2,039)	(2,442)
Cash and cash equivalents at beginning of the period	10,880	23,082
Cash and cash equivalents at end of the period (net of overdraft)	8,841	20,640

Cash generated from operating activities is analysed in Note 12 to the Unaudited Condensed Consolidated Interim Financial Statements.  Cash generated by operations before working capital changes was $3,239,000, 11.9% higher than the comparative quarter.  Changes in revenues and operating costs are discussed above in the discussion of the consolidated profit and loss.  A cash outflow of $145,000 was incurred in respect of the hedge margin; $290,000, being the unrealised portion of the maximum potential loss on the hedge, was added back to the cash generated from operating activities as this was not a cash expense in the Quarter.  The charge of $90,000 in respect of the share based expense arising from the LTIP awards to senior executives is added back to operating profit as these are not cash expenses in the Quarter.
Net investment in property, plant and equipment in the Quarter was $3,248,000 (in terms of the Revised Investment Plan, which is discussed further in Section 4.7 of this MD&A) and in sustaining capital investment.
The dividends paid in the Quarter relate to the quarterly dividend paid by Caledonia on January 29, 2016 of 1.125 US cents per share.  No dividends were paid in the Quarter or in the comparable quarter by Blanket following the suspension of Blanket's dividend payments with effect from January 1, 2015 so that all cash generated by Blanket can be used to fund the Revised Investment Plan as described in Section 4.10 of the MD&A.

Shares issued were following the exercise of share options.
At March 31, 2016, Caledonia's cash was held with banks primarily in the United Kingdom, Canada and in non-resident accounts in South Africa.
The table below sets out the consolidated statements of Caledonia's financial position at March 31, 2016 and 2015 prepared under IFRS.
Consolidated Statements of Financial Position
($'000's)	As at	March 31
		2016	2015
Total non-current assets		51,762	49,276
Inventories		6,921	6,091
Prepayments		433	667
Income tax receivable		397	397
Trade and other receivables		4,568	3,839
Cash and cash equivalents		13,514	12,568
Total assets		77,595	72,838
Total non-current liabilities		15,090	14,080
Trade and other payables		6,930	6,656
Income taxes payable		129	53
Bank overdraft		4,673	1,688
Total liabilities		26,822	22,477
Total equity		50,773	50,361
Total equity and liabilities		77,595	72,838
Non-current assets increased due to the continued investment in terms of the Revised Investment Plan and investment to sustain existing operations.
Trade and other receivables are analysed in note 10 to the Unaudited Condensed Consolidated Interim Financial Statements.  The increase in receivables during the Quarter is due to the increased receivable in respect of bullion sales to Fidelity Printers and Refiners: the amount receivable at 31 December 2015 was zero due to restrictions on bullion deliveries over the New Year holiday period; the receivable at 31 March 2016 reflects a normal level and the amount due was received in full shortly after the end of the Quarter.
The overdraft facility is in terms of an unsecured $5 million facility held by Blanket with a Zimbabwean Bank and is repayable on demand.
The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited interim financial statements that have been prepared using accounting policies consistent with IFRS.
(Thousands of US dollars except per share amounts)	June 30, 2014	Sept 30, 2014	Dec 31 2014	Mar 31, 2015	June 30, 2015	Sept30, 2015	Dec 31, 2015	Mar 31, 2016
Revenue from operations	14,417	12,477	11,139	12,916	12,212	12,096	11,753	13,423
Operating profit/(loss)	2,341	1,177	(377)	1,627	472	1,538	1,953	(1,880)
Earnings/(loss) per share – basic (cents)	3.1	1.9	(0.6)	2.3	0.4	2.6	3.6	1.0
Earnings/(loss) per share – diluted (cents)	3.1	1.9	(0.6)	2.3	0.4	2.6	3.6	1.0
Cash and cash equivalents (net)	23,857	25,323	23,082	20,640	19,170	14,653	10,880	8,841

Our quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs such as indigenisation. Significant changes relating to prior quarters are discussed in the relevant MD&A's and financial statements.

4. OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE
4.1	Safety, Health and Environment ("SHE")
The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016
Fatal	0	0	0	0	1	0	0	0
Lost time injury	2	2	1	3	1	2	2	2
Restricted work activity	4	12	9	5	12	8	6	6
First aid	2	4	0	3	4	1	7	4
Medical aid	2	2	1	3	1	1	0	1
Occupational illness	0	0	0	0	0	0	0	0
Total	10	20	11	14	19	12	15	13
Incidents	6	4	19	8	6	18	15	13
Near misses	2	4	1	0	5	4	5	9
Disability Injury Frequency Rate	0.25	1.75	0.24	0.67	0.46	0.46	0.44	0.44
Total Injury Frequency Rate	3.25	4.00	4.32	3.15	4.41	2.73	3.32	2.87
Man-hours worked (thousands)	801	800	833	889	861	878	904	906

  4.2 Social Investment and Contribution to the Zimbabwean Economy
Blanket's investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket's employees, the payments made to the Gwanda Community Share Ownership Trust ("GCSOT") in terms of Blanket's indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (US$'000's)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2012	2012	416	3,000	20,569	23,985
Year 2013	2013	2,147	2,000	15,354	19,501
Year 2014	2014	35	-	12,319	12,354
Year 2015	2015	50	-	7,376	7,376
Q1 2016	2016	-	-	2,085	2,085

Payments to the Zimbabwe government were lower due to the reduced level of royalty payments, which reflects the lower prevailing gold price, and lower income tax and withholding tax payments as discussed in Section 3 of this MD&A.

4.3	Gold Production
Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 8 quarters and April 2016 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Quarter 1	2014	92,846	3.67	93.6	10,241
Quarter 2	2014	99,229	3.74	94.1	11,223
Quarter 3	2014	98,575	3.34	93.4	9,890
Quarter 4	2014	100,085	3.47	93.2	10,417
Year	2014	390,735	3.55	93.4	41,771
Quarter 1	2015	104,755	3.19	92.7	9,960
Quarter 2	2015	103,551	3.35	93.3	10,401
Quarter 3	2015	116,694	3.14	92.7	10,927
Quarter 4	2015	115,079	3.34	93.1	11,515
Year	2015	440,079	3.25	93.0	42,804
Quarter 1	2016	114,527	3.16	93.0	10,822
April	2016	37,463	3.19	92.7	3,556

Gold production in the Quarter was 65 ounces above target.  Tonnes milled and grade in the Quarter are discussed in Section 4.4 of this MD&A; gold recoveries in the Quarter are discussed in Section 4.5 of this MD&A.
4.4	Underground
As set out in Sections 4.7 and 4.10 of this MD&A, Caledonia announced the Revised Investment Plan for Blanket Mine on November 3, 2014.  The objectives of the Revised Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a "Tramming Loop" (which was completed in June 2015), the sinking and equipping of the No.6 Winze (which commenced production at the end of Q1 2016) and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters (which is scheduled to commence production in mid-2018).

Ore production in the Quarter was approximately 1% higher than target; the head grade in the Quarter was 1.6% lower than target.  Following completion of the Tramming Loop in July 2015, the amount of material that could be transported underground increased and is reflected in the increased tonnes milled in the Quarter and the preceding two quarters compared to earlier quarters.  The AR Main and AR South ore bodies provided most of the ore delivered to the plant.  New production sections were commissioned in the Eroica ore body above 750 meters.  In March 2016 production commenced from new sections below 750 meters at the Blanket No. 2 Ore body (via the No. 6 Winze) and from AR South via a decline development which was completed in the Quarter.  Production from these developments below 750 meters is expected to contribute to the targeted increase in production from 42,800 ounces of gold in 2015 to approximately 50,000 ounces of gold in 2016.

4.5	Metallurgical Plant
Gold recovery in the Quarter was 93.0%, lower than the target of 93.5% due to the reduced level of free gold in the ores and the lower oxygen concentration in the Carbon-in-Leach tanks which reflects the inefficiency of the oxygen-producing Pressure Swing Absorption ("PSA") plant which is now somewhat old.  Management continues to evaluate options to address this matter either by purchasing a replacement PSA plant or adopting an alternative technology.
The Fine Ore bin was completed in the Quarter and will allow the metallurgical plant to sustain the higher projected throughput with an un-interrupted flow of material from the crushers.
Work on the No. 8 mill commenced in the Quarter:  civil engineering works are expected to be completed in May 2016; the mill is expected to be delivered in July and commissioning is expected at the end of Q3.  The No. 8 mill will increase milling capacity by an additional 26 tonnes per hour so that the metallurgical plant will have sufficient capacity to process the scheduled increase in mine production in Q4 of 2016 and further scheduled increases in mine production thereafter.
A berm is being constructed on the slopes of Tailings Dam A to reduce the slope angle and slope erosion.  A dust suppression system has been installed at the secondary crushers.
4.6	Production Costs
A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter and the comparative quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:
i.	On-mine Cost per ounce[4], which shows the on-mine cash costs of producing an ounce of gold;
ii.	All-in Sustaining Cost per ounce[4], which shows the On-mine Cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and St. Helier) and the costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels; and
iii.	All-in Cost per ounce[4], which shows the All-in Sustaining Cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.
Cost per Ounce of Gold Sold (US$/ounce)
	3 Months to March 31
	2016	2015
On-mine cost[4]	689	716
All-in sustaining cost per ounce[4]	950	985
All-in cost per ounce[4]	1,175	1,111

Per-ounce costs are calculated on the basis of sales and not production, so that an accurate value can be ascribed to the royalty.  A reconciliation of costs per ounce to IFRS production costs is set out in Section 10.
On-mine costs comprise labour, electricity, consumables and other costs which include security and insurance.  Blanket did not experience significant inflationary pressure on input costs.  The 3.8% reduction in the On-mine cost per ounce from $716 per ounce to $689 per ounce is due to the fixed cost component of on-mine costs being spread across the increased number of ounces sold.

4 On mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures.  Refer to Section 10 for a reconciliation of these amounts to IFRS

All-in sustaining costs per ounce decreased by 3.6% in the Quarter compared to Q1 2015 and reflects the lower on-mine costs.
All-in costs include investment in expansion projects which was higher in the Quarter due to the continued investment in Blanket's capital projects, which are discussed in section 4.7 of this MD&A.  Investment in expansion projects in Q1 2015 was $222 per ounce of gold sold compared to $123 in the comparative quarter.

4.7 Capital Projects
The main capital developments in the Quarter are:
•	The 750 meter level decline
•	the No. 6 Winze Project - Shaft Deepening from 750 meter level to the 930 meter level; and
•	Central Shaft.
Further information on these Projects is set out below.

750 Meter Level Decline
A decline development (at a decline angle of 9 degrees) from the 750 meter level to 765 meter level was completed in the Quarter and provides access to the AR South ore body.  Extraction commenced in the second quarter of 2016, with an eventual target rate of production of 200 tonnes per day.  A decision has been taken to continue the decline to the 780 meter level, which will provide access to an additional 15 meters of vertical depth, providing mining access to approximately 175,000 tonnes of ore at an average grade of 4g/t.  This decline can be deepened as required to provide continuous access to the AR South body.

No. 6 Winze Project - Shaft Deepening to 930 Meter Level
The No. 6 Winze is complete other than mining of the grizzley silos which is in progress.  The shaft provides access to the four Blanket resource bodies below 750m Level, viz. Blanket 1 Ore Body, Blanket 2 Ore Body, Blanket 4 Ore Body and Blanket Quartz Reef.  Horizontal development entered the Blanket 2 Ore Body in mid-March 2016 and the on-reef development material is now contributing to gold production as envisaged in the Revised Investment Plan at a rate of approximately 10 tonnes per day.  Production from No. 6 Winze is expected to increase progressively to the target production of 500 tonnes per day in mid-2017; No. 6 Winze is expected to provide the majority of the projected increase in Blanket's production in 2016 and 2017.  Work on a footwall haulage on the 870 meter level to link the Blanket ore bodies to the AR South ore body commenced in the Quarter and is in progress.

Central Shaft
The Central Shaft is the main component of the Revised Investment Plan which is discussed in Section 4.10 of this MD&A.  The shaft will be sunk in one single continuous phase from surface to 1,080 meters.  The estimated completion date of the shaft is mid-2018; first production from the Central Shaft is expected shortly thereafter as pre-development in the initial areas to be mined will be effected via the No. 6 Winze.
The electrical sub-station was completed and energized; the shaft pre-sink was completed to 90 meters and work commenced to prepare for the main phase of shaft sinking; the winder assembly has reached an advanced stage and the winder is expected to be commissioned in the second quarter of 2016.    The main sink phase will commence during the first half of May 2016.  The main sink will continue down to 1,080 meters below surface.  During the main sinking phase, it is anticipated that shaft-sinking will progress at a rate of approximately 3 meters per day due to the use of the jumbo drill rig.
Five generator units with a combined generating capacity of 2 MVA have been acquired as a back-up power supply to the kibble winder in the full sink phase.
The Central Shaft remains on track in terms of the timing of completion in mid-2018 and capital costs.

22 Level Haulage Extension
The 22 Level haulage extension will eventually complete the link between all sections of the Blanket Mine from the Blanket Section to Lima Section in the north over a distance of 2,500 meters on the 22 Level (750 meters below surface).  Following completion of the Tramming Loop, work resumed on this project in September 2015. A further 150 meters remains to be completed and the extension is expected to be completed in the third quarter of 2016

4.9 Indigenisation
Transactions that implemented the Indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.
As a 49% shareholder, Caledonia receives 49% of Blanket's dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the Indigenous Shareholders and which carry interest at LIBOR plus 10%.  The vendor facilitation loans are repaid by way of dividends from Blanket Mine.  80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the vendor facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.  Blanket suspended dividend payments in 2015 and they will remain suspended into 2016 in order to fund the capital projects provided under the Revised Investment Plan as a result of which the repayment of facilitation loans by Blanket's indigenous shareholders will also be suspended.  During this period, there will be a moratorium on the interest roll-up on the outstanding facilitation loans.   The interest moratorium will have no effect on either Caledonia's cash receipts or its reported earnings as interest on the facilitation loans is not recognized in Caledonia's financial statements.
Although the price of gold has recovered in recent months, the average realised price in 2015 and the Quarter was lower than $1,200 per ounce which was used as the basis for planning the funding of the Revised Investment Plan at Blanket.  Accordingly, to ensure that Blanket retains the financial capacity to implement the Revised Investment Plan, in October 2015 Caledonia agreed to provide additional funding of $5m to Blanket.  The new funding was introduced into Blanket by way of a rights issue which will be completed in the second quarter of 2016   following receipt of the necessary approvals from the Reserve Bank of Zimbabwe on March 14, 2016.  Caledonia provided the funding for the recapitalisation from its treasury, which had been maintained at a high level to cater for this eventuality.  Caledonia provided facilitation funding to the indigenous Zimbabwean shareholders so that they could follow their rights and participate without affecting Blanket's indigenised status.   The provision of facilitation funding to Blanket's Indigenous shareholders (other than to Blanket's employees) is expected to give rise to an accounting charge in the second quarter of 2016 of approximately $3.2 million in terms of IFRS2 – Share-based payments.  The charge will be a non-cash, non-recurring item and reflects the calculated incremental value accruing to the Indigenous shareholders resulting from the facilitation funding.  The financial benefit accruing to Blanket's employees arising from the 10% ownership of Blanket that is held by Blanket Employee Trust Services Ltd is treated as an employee cost in terms of IFRS 19.
The outstanding balance of the facilitation loans as at March 31, 2016 was $31.3 million (December 31, 2015, $31.3 million).  Blanket has suspended dividend payments so that all cash generated can be used to fund the Revised Investment Plan as described in Section 4.10 and a moratorium has been placed on interest on the loans until dividends are resumed by Blanket Mine.  Accordingly, there was neither any capital repayment of the loans nor any accumulation of interest on the loans during the Quarter.
The vendor facilitation loans are not shown as receivables in Caledonia's Unaudited Condensed Consolidated Interim Financial Statements in terms of the International Financial Reporting Standards. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket.  Caledonia continues to consolidate Blanket for accounting purposes.  Further information on the accounting effects of indigenisation at Blanket is set out in Note 5 to the Unaudited Condensed Interim Financial Statements and in a Frequently Asked Questions page which is available on Caledonia's website.

4.10 Opportunities and Outlook
Revised Investment Plan to Increase Production
On November 3, 2014 Caledonia announced its Revised Investment Plan and production projections for the Blanket Mine. The objectives of the Revised Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a "Tramming Loop" (completed in June 2015) deepening the No.6 Winze (completed in July 2015) and sinking a new 6-meter diameter Central Shaft from surface to 1,080 meters.    As discussed in Section 4.7, implementation of the Revised Investment Plan is proceeding on schedule:  the Tramming Loop and the sinking of the No. 6 Winze were both completed slightly ahead of target and work on the Central Shaft is proceeding according to plan.  In addition to the projects that form the Revised Investment Plan, Blanket has also completed a decline development into the AR South ore body which is being extended as described in Section 4.7.
The Revised Investment Plan provides for proposed investment of approximately US$50 million between 2015 and 2017 and a further US$20 million in the period 2018 to 2020.  The Revised Investment Plan includes a revised life of mine plan for the Blanket Mine (the "LOM Plan") in terms of which it is anticipated that the approximate production from existing proven and probable mineral reserves above 750 m Level will be as set out below.
Approximate production from proven and probable mineral reserves above 750m (per LOM Plan)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled ('000)	430	460	430	380	230	100	50
Gold production (koz)	42	45	43	39	23	10	6
Based on the PEA, additional approximate production from current inferred mineral resources (excluding the projected production set out above) may be achieved in the following indicative ranges:
Possible production from inferred mineral resources below 750m (as per PEA)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled ('000)	0	35	160	215	390	550	600
Gold production (koz)	0	4-5	20-22	27-30	46-50	63-67	70-75
Canadian regulations do not allow planned production from inferred resources to be added to those from proven and probable reserves for disclosure purposes.
There is no certainty that the PEA will be realised. The updated Technical Report was authored by Daan van Heerden, Uwe Englemann, Dario Clemente, Johan Odendaal and Jaco Burger of Minxcon (Pty) Ltd., each of whom is a qualified person who is independent of Caledonia for the purposes of National Instrument 43-101.
Exploration
Caledonia intends to continue its exploration efforts at the Blanket Mine; further exploration at the first two of Blanket's portfolio of satellite properties (Mascot and GG) continues as discussed in Section 5.2   No production forecasts are currently attributed to either GG or Mascot pending further metallurgical evaluations.  It is intended to construct a pilot plant to treat material from GG and Mascot in order to identify a commercial treatment process.  Further information on Blanket's exploration is set out in Section 5 of this MD&A.
Strategy
Caledonia's main strategic focus remains on implementing the Revised Investment Plan at Blanket on schedule and within budget.  Caledonia's board and management believe the successful implementation of the Revised Investment Plan remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket's long term future.

5     EXPLORATION AND PROJECT DEVELOPMENT
Caledonia's primary exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.
5.1 Blanket Exploration
The drilling program re-commenced at the AR South section in November 2015 after a brief stoppage due to the old machines breaking down and to allow for the commissioning of new machines.  6,147 meters were drilled in the Quarter compared to 3,211 meters in the previous quarter and a plan of 4,260 meters.  Drilling encountered three encouraging intersections as listed in the table below: 22.7 meters at 6.3 g/t (ARS/01/15), 12.5 meters at 3.26 g/t (ARS/2/15) and 9.4 meters at 5.6 g/t (ARS/03/15). Based on the footprint of the AR South body on 750 m Level, this body is estimated to contain approximately 50% of Blanket's resource down to at least the 870 m Level.
The table below lists the intersections obtained from drilling over the past 12 months. All of these boreholes were drilled from underground platforms between 600 and 750 meters below surface and targeted the depth extent of known ore bodies, typically 300 to 500 meters below the lowest currently accessible point of the ore shoots. Ore shoots in this area are vertically extensive with most of the ore bodies having been mined from surface down to 750 meters below surface. The shear system hosting these deposits continues onto the neighbouring property where shoots have been mined from surface down to 1500 meters deep.
Results of Infill Diamond Drilling of the Depth Extensions of the Blanket Ore Bodies:
	COLLAR			INTERSECTION DETAILS
Drill Hole ID	Northing (X) meters	Easting (Y) meters	Elevation (Z)*** m amsl	Depth from (m)	Depth to (m)	Intersect-ion Length (m)	Azimuth (⁰)**	Dip (⁰)*	Total Depth (m)	Gold Grade (g/t)	True Thickness (m)
Blanket Ore Bodies No 2, No 1 and Blanket Quartz Reef
630 B 05 /15	2306910	10313	502	295.0	299.5	4.50	233	-51.1	404	14.26	3.39
	2306910	10313	502	307.3	308.9	1.60	234	-50.4	404	6.65	1.22

630 B 06 /15	2307002	10262	501	338.9	350.9	12.00	283	-53.5	377	3.30	8.70

630 B 07 /15	2306909	10313	502	394.9	397.3	2.40	215	-35.8	419	7.24	2.16

630 B 08 /15	2307002	10261	503	281.2	283.7	2.50	293	-22.4	374	3.68	2.44
	2307002	10261	503	294.6	296.9	2.35	294	-21.5	374	2.81	2.30

630 B 09 /15	2307000	10261	501	253.4	256.1	2.70	276	-35.5	364	2.97	2.44

630 B 11 /15	2307000	10261	501	237.4	238.6	1.20	266	-28.5	326	6.44	1.14

630 B 13 /15	2307000	10261	501	255.6	262.2	6.60	272	-38.2	320	6.71	5.82

630 B 14 /15	2307002	10261	501	377.9	382.1	4.20	312	-30.3	430	4.06	3.94
	2307002	10261	501	415.5	419.3	3.87	312	-37.9	430	5.25	3.68

630 B 18 /15	2306910	10313	502	438.8	440.0	1.20	219	-45.5	464	6.67	0.98
630 B 18 /15	2306910	10313	502	450.7	459.7	9.00	219	-45.5	464	2.45	7.33

630 B 20 /15	2306910	10313	502	392.0	393.2	1.20	209	-73.8	563	2.31	0.53
630 B 20 /15	2306910	10313	502	398.6	399.2	0.60	209	-73.3	563	5.11	0.27

630 B 21/15	2306910	10313	502	373.1	373.7	0.60	206	-21.0	410	25.27	0.59
630 B 21 /15	2306910	10313	502	376.8	378.9	2.10	206	-21.0	410	6.60	2.06

630 B 22 /15	2306910	10313	502	244.0	244.6	0.60	257	-40.2	425	9.55	0.52
630 B 22 /15	2306910	10313	502	250.0	261.4	11.40	258	-38.4	425	2.46	10.03
630 B 22 /15	2306910	10313	502	268.6	270.4	1.80	259	-37.0	425	4.39	1.60

630 B 01 /16	2306910	10313	502	238.2	239.4	1.20	254	-37.5	473	4.39	1.06
630 B 01 /16	2306910	10313	502	243.6	251.4	7.80	255	-36.5	473	3.55	6.98
630 B 01 /16	2306910	10313	502	254.4	259.2	4.80	255	-36.5	473	4.18	4.30

630 B 02 /16	2306910	10313	502	268.6	276.4	7.80	252	-59.5	533	3.11	5.07
630 B 02 /16	2306910	10313	502	286.0	293.2	7.20	252	-58.7	533	3.14	4.75
630 B 02 /16	2306910	10313	502	314.2	317.2	3.00	254	-56.2	533	2.36	2.08

630 B 03 /16	2306910	10313	502	269.9	271.1	1.20	244	-58.5	572	6.94	0.80
630 B 03 /16	2306910	10313	502	281.9	284.9	3.00	246	-58.1	572	2.80	2.00
630 B 03 /16	2306910	10313	502	291.5	293.3	1.80	246	-57.7	572	4.44	1.21
630 B 03 /16	2306910	10313	502	299.3	304.1	4.80	246	-57.2	572	5.00	3.26
630 B 03 /16	2306910	10313	502	323.3	323.9	0.60	247	-55.8	572	4.83	3.35

	COLLAR			INTERSECTION DETAILS
Drill Hole Number	Northing (X) metres	Easting (Y) metres	Elevation (Z)*** m amsl	Depth from (m)	Depth to (m)	Intersect-ion Length (m)	Azimuth (⁰)**	Dip (⁰)*	Total Depth (m)	Gold Grade (g/t)	True Thickness (m)
AR Main body and AR South body

750 ARM/03/15	2306078	10740	386	255.0	256.0	1.00	271	-34.5	385	1.48	0.88

750 ARM/04/15	2306078	10740	386	269.8	272.2	2.40	278	-35.2	380	2.29	2.19

750 ARM/05/15	2306078	10740	386	283.4	284.0	0.60	279	-41.4	402	1.30	0.53

750 ARM/06/15	2306078	10740	386	245.0	245.6	0.60	250	-33.0	394	3.34	0.55

750 ARM/06/15	2306078	10740	386	262.0	263.5	1.50	252	-32.0	394	1.21	1.32

750 ARS/01/15	2306518	10261	383	74.8	98.2	23.40	185	-40.9	112	6.30	22.71

750 ARS/02/15	2306518	10261	383	93.3	105.9	12.60	202	-35.8	133	3.26	12.45

750 ARS/03/15	2306518	10262	383	87.7	94.9	7.20	164	-39.0	158	2.24	7.08
	2306518	10262	383	98.5	108.1	9.60	164	-39.0	158	5.58	9.44

750 ARM/09/15	2306080	10740	386	294.9	296.5	1.60	272	-53.7	506	2.54	1.47

750 ARM/11/15	2306080	10739	386	294.6	295.2	0.60	266	-36.8	559	1.14	0.60

750 ARM/12/15	2306081	10739	386	270.3	271.5	1.20	272	-28.9	452	2.15	1.20

750 ARM/02/16	2306081	10739	386	284.4	286.2	1.80	262	-47.5	596	4.26	1.72

Notes: *Negative dip represents inclination below the horizontal.
**Azimuth based on zero South.
***Collar elevation is expressed as meters above sea level. Surface elevation is approximately 1030 meters amsl.

Caledonia has a conservative approach to accruing new resources: only resource blocks with an estimated grade in excess of the current pay limit are taken into inventory.  Resources that are below the pay limit are reviewed on an annual basis.
5.2 Blanket Satellite Prospects
Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration, i.e. the Satellite Projects.  Blanket's main exploration efforts on these satellite properties are focused at this stage on the GG Project and the Mascot Project Area which, based on past production records, are likely to have the greatest potential.
GG Project
The GG Project is located approximately seven kilometers southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG Project over the past eight years consisting of 24 diamond-cored holes totalling 6,360m of drilling.  Two zones of gold mineralization have been established down to a depth of at least 300m, each with a potential strike length of up to 150m. Current activities involve the definition of the extent and characteristics of this mineralization by way of a prospect shaft and level development.
Exploration in 2013 and 2014 resulted in the definition of resource blocks between 90 and 120 meter levels as follows.

GG Resources
Resource Category	Tonnage	Width	Au	Au Content	Ounces
	t	m	g/t	kg	oz.
Measured & Indicated Resource	182,301	3.90	4.41	805	25,872
Inferred Resource	110,242	2.73	2.87	316	10,173
In Q1 of 2015 the shaft was deepened to 210 meters, which is planned to be the main production level.  In Q3 of 2015 the shaft was completed to the planned shaft bottom of 245 meters and haulage development resumed on the 210 meter level towards the North Main zone.  Development above the 210 meter level within the shaft orebody continued in the Quarter with work taking place on the 195 meter and 180 meter levels with the objective to fully block out the payable strike within the Shaft ore body.  The work carried out in the Quarter produced encouraging results, exposing material grading between 3.50 and 4.50 g/t.
Work on the North Main zone, also above the 210 meter level was less successful as diamond drilling exposed numerous discontinuous but mineralised ore shoots within a wide shear zone.  Development of a further 100 meters and diamond drilling will be carried out.  As indicated in section 4.10, it is intended to construct a pilot plant to treat material from GG in order to develop a commercial treatment process.

Mascot Project Area
The Mascot Project Area includes three sections - the Mascot prospect, the Penzance prospect and the Eagle Vulture prospect.  Mascot was previously mined to a depth of approximately 250 meters, exploiting an east-west trending mineralised body the strike extent of which decreased at depth but which was accompanied by a doubling in width.  Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one to the north and one to the south of the mined out area.
Underground development on Levels 1 and 2 (60 meters and 90 meters below surface respectively) has confirmed the existence of potentially payable mineralisation on the North Parallel.  Exploration in 2013 and 2014 resulted in the definition of resource blocks on the North Parallel between 60 and 150 meter levels and on Mascot Main below 8 Level as follows.
Mascot Resources
Resource Category	Tonnage	Width	Au	Au Content	Ounces
	t	m	g/t	kg	oz.
Measured & Indicated Resource (North P.)	135,538	2.48	3.74	507	16,288
Inferred Resource (Mascot Main)	69,587	2.53	8.23	573	18,416
During Q1 2015 the mine was completely de-watered and the bottom of the shaft was cleaned to expose the shaft bottom which allows the possibility to deepen the shaft and allow access to the Main Shear at depth which, based on old mine records, has a substantially higher grade than the associated North Parallel and South Shear.  In Q2 of 2015 work started on excavating a cross-cut on the lowest level (8 Level) to create room to drill angled holes into the footwall to explore for downward continuation of the higher grade Mascot Main Reef mineralisation.  This drive was completed in Q3 of 2015 and diamond drilling of four holes was completed, all of which intersected the mineralised zone.  Based on the results of the drilling in the previous quarter, the development drive was extended by 65 meters and diamond drilling commenced from this new position in the Quarter to test a further extension of the mineralised zone between 400 and 450 meters below surface. Pending completion of the ongoing drilling and a review of the results and the metallurgical amenability of the ore, the shaft will be deepened a further 150 meters where an extraction level will be established.
GG and Mascot are not covered by the un-interruptible power agreement between Blanket Mine and ZESA and hence exploration activities are subject to intermittent power outages.

6.	INVESTING
An analysis of investment in the Quarter, the preceding quarters in 2015 and the Years 2014 and 2015 is set out below

Capital Investment ($'000's)
	2014 Year	2015 Q1	2015 Q2	2015 Q3	2015 Q4	2015 Year	2016 Q1
Total Investment	6,060	3,111	2,819	4,123	6,514	16,567	3,304
Nama Project	96	-	-	-	-	-	-
Blanket	5,917	3,111	2,819	4,123	6,514	16,567	3,304
Other	47	-	-	-	-	-	-

Following the recapitalisation of Blanket as set out in section 4.9 of the MD&A, all further investment at Blanket is expected to be funded from Blanket's internal cash flows and its Zimbabwean borrowing facilities.  No further investment will take place at the Nama project in Zambia following the termination of all of Caledonia's presence in Zambia during 2015.

7.	FINANCING
Caledonia financed all its operations using funds on hand and those generated by its operations.  No equity financing took place in the Quarter and none is currently planned.  Blanket has an unsecured $5 million loan facility in Zimbabwe which is repayable on demand.  At March 31, 2016 the undrawn portion amounted to $327,000

8.	LIQUIDITY AND CAPITAL RESOURCES
An analysis of Caledonia's capital resources as at March 31, 2016 and each of the preceding 5 quarters is set out below.
Liquidity and Capital Resources ($'000's)
As at	Dec 31 2014	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015	Mar 31 2016
Overdraft	-	-	-	2,065	1,688	4,673
Cash and cash equivalents in the statement of cashflows (net of overdraft)	23,082	20,640	19,170	14,653	10,880	8,841
Working capital	26,771	25,649	24,000	19,625	15,165	14,101

Movements in Caledonia's net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia's cash are discussed in Section 3 of this MD&A.
The overdraft facility is held by Blanket with a Zimbabwean Bank and is unsecured and repayable on demand.
The Company's liquid assets as at March 31, 2016 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES
There are no off balance sheet arrangements apart from the facilitation loans of $33.6 million which are not reflected as loans receivable for IFRS purposes (refer to Note 5 of the Unaudited Condensed Consolidated Interim Financial  Statements).  The company has the following contractual obligations at March 31, 2016.

Payments due by Period ($'000's)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	6,930	-	-	-	6,930
Provisions	-	-	-	2,791	2,791
Capital expenditure commitments	376	-	-	-	376

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $24.1 million between April, 2016 and December 2017 which is not yet committed and a further $20 million in the years 2018 to 2020, which is also uncommitted.  The committed and uncommitted investment will be used to maintain Blanket's existing operations and implement the Revised Investment Plan which are discussed in Sections 4.7 and 4.10 of this MD&A.  Committed and uncommitted purchase obligations will be met from the cash generated from Blanket's existing operations and Blanket's existing borrowing facility.  Caledonia has no obligations in respect of capital or operating leases. As of March 31, 2016, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines5 – if and when those mines are permanently closed – at an estimated discounted cost of $2,791,000.

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.
Cost per ounce
Non-IFRS performance measures such as "On-Mine Cost per ounce", "All-in Sustaining Cost per ounce" and "All-in Cost per ounce" are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation.  The table below reconciles "On-mine Cost per ounce", "All-in Sustaining Costs per ounce" and "All-in Cost per ounce" to the production costs shown in the financial statements which have been prepared under IFRS.

5 Eersteling Mine is a South African gold property, which has been held on care and maintenance for several years.

Reconciliation of IFRS Production Costs to Non-IFRS cost per Ounce ($'000's unless otherwise indicated)
	3 Months to 31 March
	2016	2015
Production costs (IFRS)	8,042	7,683
Less IFRS exploration costs	(92)	(86)
Other	(26)	112
On-mine production costs	7,924	7,709
Gold Sales (oz)	11,498	10,773
On-mine cash cost (US$/oz)	689	716
Royalty	672	647
Exploration relating to production	44	30
Reclamation and remediation	29	27
Administrative expenses	1,437	1,630
Less Zambian costs	-	(199)
Sustaining capital investment	817	766
All-in Sustaining cost	10,923	10,610
Gold sales (oz)	11,498	10,773
All-in sustaining cost per ounce (US$/oz)	950	985
Costs not related to current production
Permitting	6	14
Exploration	35	27
Capital investment	2,552	1,322
All-in Costs	13,515	11,972
Gold Sold (oz)	11,498	10,773
All-in Costs per ounce (US$/oz)	1,175	1,111

Average realised gold price per ounce
"Average realised price per ounce" is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles "Average realised price per ounce" to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce ($'000's unless otherwise indicated)
	3 Months to 31 March
	2016	2015
Revenue (IFRS)	13,423	12,916
Revenues from sales of silver	(12)	(13)
Revenues from sales of gold	13,411	12,903
Gold ounces sold (oz)	11,498	10,773
Average realised gold price per ounce (US$/oz)	1,166	1,198

Adjusted earnings per share
"Adjusted earnings per share" is a non-IFRS measure which management believes assists investors in understanding the company's underlying performance. The table below reconciles "adjusted earnings per share" to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share to IFRS Profit Attributable to Owners of the Company ($'000's unless otherwise indicated)
	3 Months to 31 March
	2016	2015
Profit attributable to owners of the Company (IFRS)	543	1,256
Blanket Mine Employee Trust adjustment (refer note 18 to the Audited Consolidated Financial Statements) Add back/(deduct) amounts attributable to owners of the company in respect of:	-	(46)
Foreign exchange	(28)	(505)
Deferred tax	909	443
Reversal of Zambian G&A	-	199
Adjusted profit	1,424	1,347
Weighted average shares in issue (m)	52.2	52.1
Adjusted EPS (cents)	2.7	2.6

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12.	CRITICAL ACCOUNTING POLICIES
Caledonia's accounting policies are set out in the Audited Consolidated Financial Statements for the year ended December 31, 2015 (the Audited Consolidated Financial Statements") which have been publicly filed on SEDAR at www.sedar.com. In preparing the Unaudited Condensed Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Condensed Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.  Discussion of recently issued accounting pronouncements is set out in note 4(p) of the Audited Consolidated Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Condensed Consolidated Interim Financial Statements is included in the following notes:
i) Indigenisation transaction
The directors of CHZ, a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:
•	Non-controlling interests ("NCI") are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At March 31, 2016 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.
The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.
The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.
ii) Site restoration provisions
The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.
(iii) Functional and change in presentation currency
Effective December 31, 2015, Caledonia Mining Corporation changed its presentation currency in the consolidated financial statements from the Canadian dollar to the United States dollar ("US dollar"). The change in presentation currency was made to better reflect the Group's business activities and to improve investor ability to compare the Group's financial results with other publicly traded businesses in the industry.  In making the change to a US dollar presentation currency, the Group applied the change retrospectively as if the new presentation currency had always been the Group's presentation currency. The change in presentation currency was applied retrospectively up to January 1, 2010, which was the date of initial adoption of IFRS by the Group.  Equity was translated at the exchange rate at January 1, 2010, except for the foreign currency translation reserve which was reset to zero and with the balance recognised in retained earnings, in accordance with IFRS 1: First-time Adoption of International Financial Reporting Standards. The financial statements for all the periods presented have been translated to a US dollar presentation currency.  For comparative balances, assets and liabilities was translated into the presentation currency at the rate of exchange prevailing at the reporting date for those periods, income and expenses was translated into the presentation currency using the exchange rate at the date of transaction or using a reasonable average exchange rate that approximates the exchange rates at the dates of the transactions in accordance with IAS 21: The Effects of Changes in Foreign Exchange Rates. Exchange rate differences arising on translation to the presentation currency were recognised in the foreign currency translation reserve in shareholders' equity.
iv)	Exploration and evaluation ("E&E") expenditure
The application of Caledonia's accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets ("E&E properties").

Caledonia also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to Caledonia, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.
The recoverability of the carrying amount of the South African mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the currency of funding and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.
v) Income taxes
Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.
In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.
vi) Share-based payment transactions
Caledonia measures the cost of equity-settled, share based payment transactions with employees and directors (refer to Note 8 of the Unaudited Condensed Consolidated Interim Financial Statements) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.
Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of Caledonia's stock options.
vii) Impairment
At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

13. FINANCIAL INSTRUMENTS
Commodity risk
Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein.  In light of the recent volatility in the gold price, Blanket's continued investment in the Revised Investment Plan and Caledonia's divided policy, in February 2016 Caledonia entered into a financial transaction in respect of 15,000 ounces of gold over a 6 month period which provides Caledonia with a guaranteed minimum gold price of $1,050 per ounce on the hedged ounces (the "Collar" price) and full price participation if the gold price is above $1,079 per once (the "Cap" price). The maximum cost to Caledonia of this transaction is $435,000 being 15,000 ounces at $29/oz.   Blanket will continue to sell all of its production to Fidelity on the same terms as prevailed previously i.e. it will continue to receive the spot price of gold less a 1.25% " early settlement" discount.

Caledonia will re-assess the requirement for any further hedging on the expiry of the existing arrangement in the context of, inter alia, the prevailing gold price and Blanket's production rate and cash generation capacity.
 Credit risk
The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before quarter end. The amount was settled in April 2016.
Impairment losses
None of the trade and other receivables is past due at the period -end date.
Liquidity risk
All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months.
Currency risk
A small proportion of Caledonia's assets, financial instruments and transactions are denominated in currencies other than the United States Dollar. The financial results and financial position of Caledonia are reported in United States dollars in the Audited Condensed Consolidated Interim Financial Statements.
The fluctuation of the United States dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia's assets and liabilities and the amount of shareholders' equity.
Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short‐term liquidity requirements.
Interest rate risk
Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings utilized in Zimbabwe.  Caledonia's cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia's policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY AND OTHER SHAREHOLDER INFORMATION
Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012.
On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; further payments were made quarterly thereafter.
Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States Dollars, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in United States Dollars as 1.125 United States cents.   A further quarterly dividend of 1.125 United States cents was paid at the end of April 2016.  A quarterly dividend of 1.125 United States cents, or 4.5 United States cents per annum, represents Caledonia's revised dividend policy.

It is currently envisaged that the existing dividend policy of 4.5 United States cents per annum will be maintained in 2016.
Effective December 5, 2013 Caledonia appointed Computershare as its Transfer Agent in Canada and as the Registrar.  Following the appointment of Computershare, shareholders in the USA and UK now receive their dividends denominated in US Dollars and Pounds Sterling respectively; all other shareholders will continue to be paid in Canadian dollars.  Computershare also offers DRS services for Caledonia shareholders who do not wish to hold their shares in nominee accounts in the name of their financial adviser or stock-broker.  Shareholders who wish to participate in the DRS should contact Computershare using the contact details set out below:

Computershare Canada and USA	Toll-free North American Number 1-800-564-6253 For Shareholders outside North America 1-514-982-7555
Computershare UK	+44 (0)870 702 0000

15.	SECURITIES OUTSTANDING
As at May 10, 2016 Caledonia had 52,185,946 common shares issued.
As at May 10, 2016, outstanding options to purchase Common Shares ("Options") are as follows:

Number of Options	Exercise Price	Expiry Date
	Canadian $
667,920	0.90	Sept 10, 2018
190,000	0.72	Nov 21,2018
25,000	0.80	Oct 8, 2025
90,000	0.74	Dec 22, 2025
972,920

Caledonia's Omnibus Equity Incentive Compensation Plan (the "Plan") allows that the number of shares reserved for issuance to participants under the Plan, together with Shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding Shares from time to time. Accordingly, Caledonia could grant Options on a further 4,245,675 shares at May 10, 2016.

16.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Risks such as interest rate, foreign exchange and credit risks are considered in Notes 6 and 24 to the Audited Consolidated Financial Statements.  Caledonia's business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development.  Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing. Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.
•	Exploration Risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. Blanket has embarked on development and exploration programmes as set out in sections 4.7 and 5. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.
•	Development Risk: The Company is engaged in development activities at Blanket Mine and the Satellite properties including the implementation of the Revised Plan as set out in section 4.10 of the MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations, currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.
•	Production Estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.
•	Mineral Rights: The Company's existing licences and permits are in good standing. The Company has to pay fees etc. to maintain its rights and licence. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.
•	Metal Prices: The Company's operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. Caledonia has adopted a strategy to limit the effect of adverse gold price movements.
•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket's planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.
•	Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.
•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has historically resulted in frequent interruptions to the power supply at Blanket Mine. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff. The un-interrupted power supply arrangement and the stand-by generators do not cover the GG and Mascot exploration properties

•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia and Blanket management teams have recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of exchange to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets. Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.
•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of Blanket's production has been sold to Fidelity. Blanket has received all payments due from Fidelity in full and on time. However the requirement to sell to Fidelity increases Blanket's credit risk because Fidelity has failed to pay Blanket in the past.
17.	FORWARD LOOKING STATEMENTS
Information and statements contained in this MD&A that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Revised Plan; costs associated with the LOM Plan; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital costs; our intentions with respect to financial position and third party financing; and future dividend payments.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.
Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

18.	CONTROLS
Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
At March 31, 2015 we have tested our ICFR and management has evaluated the effectiveness of Caledonia's internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses. As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.
Segregation of Duties
Management has concluded, and the Audit Committee has agreed, that the hiring of additional staff needs to be constantly addressed and assessed in light of risks to ICFR and the costs associated with additional staff.  There have been no changes in the Corporation's internal controls over financial reporting since the year ended December 31, 2015, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.
The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation's Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation's disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation's disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation's Certifying Officers by others within those entities.

19.	QUALIFIED PERSON
Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Corporation's qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided in this MD&A except where otherwise stated. Dr. Pearton has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.